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January 18, 2011

H. Roger Schwall, Assistant Director
U.S. Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4628
Washington, D.C. 20549-4628

Re:	Ur-Energy Inc. Form 20-F for the Fiscal Year Ended December 31, 2009
Filed March 12, 2010 (File No. 1-33905)

Dear Sir:

Ur-Energy Inc. (“Corporation”) is in receipt of the United States Securities and Exchange Commission (“SEC”) follow-up correspondence, dated January 13, 2011 (“SEC 01.13.11 Reply”), in regards to the comment letter from the SEC staff (“Staff”), dated August 9, 2010 (“SEC Letter”), regarding the Corporation’s Annual Report on Form 20-F for the fiscal year ended December 31, 2009 (“2009 Form 20-F”) filed with the SEC on March 12, 2010.  For convenience, the remaining comment in the SEC 01.13.11 Reply is reproduced below, together with the Corporation’s response.

  General

 Comment 1.  We note your response to our previous comment number 2 filed December 17, 2010.  Your proposed amendment now contains a range of tons, grade, and contained uranium with respect to exploration potential.  More specifically you state “LC North and LC South, which contain multiple exploration targets and demonstrate the potential to contain 24 to 28 million pounds U3O8 in 20.7 to 24.1 million tons, with an average grade of 0.058% U3O8.”  Referencing section 2.3 (2) of National Instrument 43-101, a potential mineral deposit that is to be the target of further exploration may be disclosed as a range of potential quanity and grade.  Please concur that you will remove the “24 to 28 million pounds U3O8” disclosure in future filings.

Response to Comment 1.

The Corporation concurs that, in its future filings, it will remove the reference to “24 to 28 million pounds U3O8.”

Further, the Corporation understands that the SEC has no further comment with regard to the Corporation’s 2009 Form 20-F, having reviewed the blackline Form 20-F/A provided on December 17, 2010 with the last response letter of the Corporation.  The Corporation will file the Form 20-F/A, as blacklined and conformed.

H. Roger Schwall
Assistant Director, SEC
January 18, 2011

In connection with this response to the SEC, the Corporation acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing; and further acknowledges that Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing; and, further acknowledges that the Corporation may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Please contact me if you wish to discuss any of the foregoing responses.  I may be reached at 303-269-7703.

Sincerely,
Ur-Energy Inc.

By:   /s/Roger L. Smith
Roger L. Smith
Chief Financial Officer

c:            Thomas Rose, Troutman Sanders LLP
Virginia Schweitzer, Fasken Martineau DuMoulin LLP